Change in Ownership of the Largest Shareholder.

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by Korean National Pension Service, the largest shareholder of the Company.

Based on the Company’s closed registry of shareholders dated December 31, 2014, Korean National Pension Service has increased its shareholding from 6,733,036 shares (7.72%) to 7,203,493 shares (8.26%).